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Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Years Ended December 31
	1997	1998	1999	2000	2001
	(in thousands)
Pretax earnings from continuing operations	5,464	7,935	7,654	27,687	61,365
Fixed charges
Interest expense	829	1,959	2,090	3,570	8,610
Capitalized interest	40	448	351	626	1,172

Total fixed charges	869	2,407	2,441	4,196	9,782
Less capitalized interest	(40)	(448)	(351)	(626)	(1,172)

	829	1,959	2,090	3,570	8,610

Adjusted earnings	6,293	9,894	9,744	31,257	69,975
Ratio of earnings to fixed charges	7.24	4.11	3.99	7.45	7.15

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Ratio of Earnings to Fixed Charges